Exhibit 12.1

STIFEL FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
(in 000s, except ratios)	2012	2013	2014 (1)	2015 (2)	2016 (3)	2016 (4)	2017 (5)
Earnings:
Income from operations before income tax expense	$229,747	$185,229	$290,794	$141,567	$142,582	$59,706	$162,217
Add:
Fixed charges	51,799	71,518	67,839	76,893	107,260	48,500	54,854
Subtract:
Preferred dividends	—	—	—	—	3,906	—	4,688

	281,546	256,747	358,633	218,460	245,936	108,206	212,383
Fixed charges:
Interest expense	33,370	46,368	41,261	45,399	66,874	31,373	32,540
Estimate of interest within rental expense	18,429	25,150	26,578	31,494	36,480	17,127	17,626

Total fixed charges	51,799	71,518	67,839	76,893	103,354	48,500	50,166
Preferred dividends	—	—	—	—	3,906	—	4,688

Total fixed charges including preferred stock dividends	$51,799	$71,518	$67,839	$76,893	$107,260	$48,500	$54,854

Ratio of earnings to fixed charges	5.44x	3.59x	5.29x	2.84x	2.38x	2.23x	4.23x
Ratio of earnings to fixed charges and preferred stock dividends	5.44x	3.59x	5.29x	2.84x	2.29x	2.23x	3.87x

(1)	For the year ended December 31, 2014, we recorded certain merger-related after-tax expenses of $26.4 million.
(2)	For the year ended December 31, 2015, we recorded certain merger-related after-tax expenses of $56.9 million.
(3)	For the year ended December 31, 2016, we recorded certain merger and litigation-related after-tax expenses of $108.1 million.
(4)	For the six months ended June 30, 2016, we recorded certain merger-related after-tax expenses of $41.5 million.
(5)	For the six months ended June 30, 2017, we recorded certain merger and litigation-related after-tax expenses of $17.5 million.